Exhibit 99.1

Brookfield Residential Properties Inc.

2014	Q1

BRP: NYSE / TSX

March 31, 2014

Letter to Shareholders

We achieved strong earnings performance in the first quarter of 2014 as we benefitted from increased home deliveries while capitalizing on higher average house prices and gain on the sale of commercial assets held for sale.

For the three months ended March 31, 2014, our net income increased significantly to $25 million, or $0.21 per diluted share from $4 million or $0.04 per diluted share during the comparative period in 2013. Our home closings increased to 346 units, up 18% from the first quarter of 2013, and our average home selling price was $473,000, up 17% from $406,000 during the same period in 2013. We also sold the Phase I retail of our mixed-use Seton project in Calgary for a pre-tax gain of $32 million. The asset monetized was 128,000 square feet, and was 96% leased. This disposition is consistent with past practices, whereby we create value in the retail asset through lease up, then sell to a REIT or other purchaser of income properties.

Regional Highlights

Our results reflect the continued overall recovery in the U.S. market. Some areas, including the Bay Area of Northern California, have experienced more pronounced house price increases. While a number of areas of the U.S. have experienced some slowdown in the early spring selling season in comparison to the extremely strong season last year, we have been fortunate as our backlog value has increased.

As anticipated, our Canadian operations continue to perform well in the first quarter. While much has been written about overbuilding in the Toronto and Vancouver high-rise markets specifically, and about affordability in the Canadian housing market more generally, we continue to generate strong and stable results from this market. As we have noted previously, our Ontario and Alberta operations have no exposure to the high-rise market. We also operate in areas where barriers to entry are high and economic fundamentals continue to be strong. As we report our overall results in U.S. dollars, we do encounter some variability in our results from our Canadian operations through the translation process and the movement in the relative currency rates over the comparative periods.

Other highlights of the quarter included the successful opening of our first housing project in the mixed-use development of Playa Vista in California. We also monetized a 22,700 square foot commercial retail asset for a small gain during the quarter. In Austin, Texas we gained final approval to begin construction in our second master-planned community, Addison and preliminary approval for the first phase of Easton Park, our third master-planned community in this market. In Canada, we opened the community of The Arbors, in Aurora north of Toronto, Ontario, achieving 100 signed sales contracts for new homes in the first month and a half of sales.

Brookfield Residential Properties Inc.	1

Our View Going Forward

Our outlook for the balance of 2014 remains positive. We anticipate continued recovery in the U.S. market, albeit at a slower pace than 2013 and stable performance from our Canadian operations. Based on current market conditions, we anticipate that income before income taxes for 2014 will be measurably higher than in 2013.

Historically, there has been variability in our results of operations from quarter to quarter, due to the seasonal nature of the homebuilding business and the timing of new community openings and closings. Typically, the highest rate of orders for new homes and lots occurs in the first nine months of the calendar year, with the majority of our profits occurring in the fourth quarter as we deliver on those orders. Many of our lot and acre closings are projected for the end of 2014 and are subject to the normal timing risk of approvals and the development and closing process. As a result if they do not close in 2014, we would anticipate they will occur early in 2015.

We expect current margins from our U.S. operations will continue through 2014. Provided the U.S. market continues to improve, we also expect to see the underlying value of our land assets increase, resulting in higher margins and a stronger return to shareholders.

Subsequent to the quarter, we announced a normal course issuer bid for up to 2,000,000 Common Shares. We will fund the purchases through our available cash and believe that these purchases are a prudent investment at times when the market price of our Common Shares may not fully reflect the underlying value of our business and our future business prospects.

Alan Norris

President & Chief Executive Officer

May 1, 2014

2	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at March 31, 2014 were $3.2 billion.

As of March 31, 2014, we controlled 109,826 single family lots (serviced lots and future lot equivalents) and 247 multi-family, industrial and commercial serviced parcel acres. Controlled lots and acres include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots and acres provide a strong foundation for our future lot and acre sales and homebuilding business, as well as visibility on our future cash flow. The number of building lots and acre parcels we control in each of our primary markets as of March 31, 2014 follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
			Unconsolidated				Status of Lots
	Land & Housing		Entities		Total Lots		31-Mar-14		Total Acres
	Owned	Options	Owned	Options	31-Mar-14	31-Dec-13	Entitled	Unentitled	31-Mar-14	31-Dec-13
Calgary	25,878	—	2,359	—	28,237	28,228	5,001	23,236	66	70
Edmonton	16,474	—	—	—	16,474	16,720	9,462	7,012	46	53
Ontario	10,537	—	—	—	10,537	10,403	1,967	8,570	4	7

Canada	52,889	—	2,359	—	55,248	55,351	16,430	38,818	116	130

Northern California	3,943	4,950	—	—	8,893	8,887	2,743	6,150	—	—
Southern California	9,457	—	1,601	1,527	12,585	12,573	6,684	5,901	—	—
Other	194	—	44	—	238	239	238	—	—	—

California	13,594	4,950	1,645	1,527	21,716	21,699	9,665	12,051	—	—

Denver	9,863	—	—	—	9,863	9,904	9,863	—	10	10
Austin	13,297	—	—	—	13,297	13,458	5,277	8,020	—	—
Phoenix	690	—	4,611	—	5,301	6,007	5,015	286	103	105
Washington, D.C. Area	2,414	1,066	921	—	4,401	4,398	4,364	37	18	18

Central and Eastern U.S.	26,264	1,066	5,532	—	32,862	33,767	24,519	8,343	131	133

Total	92,747	6,016	9,536	1,527	109,826	110,817	50,614	59,212	247	263

Entitled lots	43,852	1,066	5,696	—	50,614
Unentitled lots	48,895	4,950	3,840	1,527	59,212

Total March 31, 2014	92,747	6,016	9,536	1,527	109,826

Total December 31, 2013	93,024	6,016	9,928	1,849		110,817

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

Brookfield Residential Properties Inc.	3

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

About this Management’s Discussion and Analysis	6

Overview	6

Results of Operations	8

Quarterly Financial Data	18

Liquidity and Capital Resources	19

Critical Accounting Policies and Estimates	27

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS	31

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets – As at March 31, 2014 and December 31, 2013	33

Condensed Consolidated Statements of Operations – Three Months Ended March 31, 2014 and 2013	34

Condensed Consolidated Statements of Equity – Three Months Ended March 31, 2014 and 2013	35

Condensed Consolidated Statements of Cash Flows – Three Months Ended March 31, 2014 and 2013	36

Notes to the Condensed Consolidated Financial Statements	37

4	Q1 2014 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report, including the letter to shareholders, contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook, including statements regarding economic and market conditions in the U.S. and Canadian housing markets, recovery in the U.S. housing market and the pace thereof, our guidance for 2014, improvements in margins from our U.S. operations, increases to the underlying value of our land assets, profitability of our U.S. operations as compared to our Canadian operations, the impact of household formations in the U.S., continued stability in the Canadian housing market, the impact of demand in the Alberta housing market and supply constraints in the Ontario market on our future results, and the timing and number of new community openings;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans, including the acquisition of land for future projects;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets to repay maturing bank indebtedness and project specific financings;

•	the visibility of our future cash flow;

•	social and environmental policies and risks;

•	expected backlog and closings and the timing thereof;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Although management of Brookfield Residential believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this interim report are based upon reasonable assumptions and expectations, readers of this interim report should not place undue reliance on such forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Brookfield Residential to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information.

Various factors, in addition to those discussed elsewhere in this interim report, that could affect the future results of Brookfield Residential and could cause actual results to differ materially from those expressed in the forward-looking statements and information include, but are not limited to, those factors included under the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Business Environment and Risks” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed with the securities regulators in Canada on www.sedar.com and with the Securities and Exchange Commission on Form 40-F.

The forward-looking statements and information contained in this interim report are expressly qualified by this cautionary statement. Brookfield Residential undertakes no obligation to publicly update or revise any forward-looking statements or information contained in this interim report, whether as a result of new information, future events or otherwise, except as required by law. However, any further disclosures made on related subjects in subsequent public disclosure should be consulted.

Brookfield Residential Properties Inc.	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the first quarter ended March 31, 2014, which reflects the three month period from January 1, 2014 to March 31, 2014, and has been prepared with an effective date of May 1, 2014. It should be read in conjunction with the quarterly condensed consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

Brookfield Residential Properties is a leading North American land developer and homebuilder with operations in Canada and the United States. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in select strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects and joint ventures.

We currently focus on the following operating segments: Canada, California and Central and Eastern United States. Our Canadian operations are primarily in the Alberta and Ontario markets. Our California operations include Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). Our Central and Eastern United States operations include the Washington, D.C. Area, Colorado, Texas and Arizona operations. We target these markets as we believe over the longer term they offer strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill projects and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also develop or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities, infill projects and mixed-use developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

6	Q1 2014 Interim Report

These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-years stream of cash flow. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. Creating this type of community requires a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so does its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We construct homes on lots that have been developed by us or that we purchase from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third-party builders.

Outlook

We are a North American land developer and homebuilder and operate primarily in select U.S. markets and the Alberta and Ontario markets in Canada. While regional markets in the U.S. progressed at slightly different rates of recovery, supply has generally tightened and demand improved over past periods, leading to higher prices. We remain confident that the future in the U.S. remains positive.

Moving forward, we believe the U.S. housing market will continue to improve in the years ahead and the Canadian market will remain stable. We expect our Canadian operations will continue to benefit from our strong market share within the energy-focused Alberta market and the supply-constrained Ontario market will continue to be a strong contributor to our results. We operate in areas where barriers to entry are high and economic fundamentals continue to be strong.

Brookfield Residential Properties Inc.	7

RESULTS OF OPERATIONS

Key financial results and operating data for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 were as follows:

	Three Months Ended March 31
(US$ millions, except percentages, unit activity, average selling price and per share amounts)	2014	2013
Key Financial Results
Land revenue	$44	$52
Housing revenue	164	119
Gross margin(1) ($)	59	51
Gross margin(1) (%)	28%	30%
Income before income taxes	35	7
Income tax expense	(8)	(3)
Net income attributable to Brookfield Residential	25	4
Basic income per share	$0.21	$0.04
Diluted income per share	$0.21	$0.04

Key Operating Data
Lot closings for Brookfield Residential (single family units)	324	354
Lot closings for unconsolidated entities (single family units)	122	16
Acre closings for Brookfield Residential (multi-family, industrial and commercial)	4	—
Acre closings for unconsolidated entities (multi-family, industrial and commercial)	2	—
Average lot selling price for Brookfield Residential (single family units)	$127,000	$146,000
Average lot selling price for unconsolidated entities (single family units)	$57,000	$239,000
Average per acre selling price for Brookfield Residential (multi-family, industrial and commercial)	$836,000	$—
Average per acre selling price for unconsolidated entities (multi-family, industrial and commercial)	$188,000	$—
Home closings for Brookfield Residential (units)	346	294
Home closings for unconsolidated entities (units)	4	2
Average home selling price for Brookfield Residential (per unit)	$473,000	$406,000
Average home selling price for unconsolidated entities (per unit)	$576,000	$922,000
Net new home orders for Brookfield Residential (units)	655	657
Net new home orders for unconsolidated entities (units)	29	18
Backlog for Brookfield Residential (units at end of period)	1,211	1,180
Backlog for unconsolidated entities (units at end of period)	38	33
Backlog value for Brookfield Residential	$609	$519
Backlog value for unconsolidated entities	$17	$16

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section.

8	Q1 2014 Interim Report

Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in land entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the three months ended March 31, 2014 and 2013.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Land revenue
Canada	$38	$48
California	—	—
Central and Eastern U.S	6	4

Total	$44	$52

Housing revenue
Canada	$75	$58
California	68	42
Central and Eastern U.S	21	19

Total	$164	$119

Gross margin
Canada	$38	$41
California	17	8
Central and Eastern U.S	4	2

Total	$59	$51

Lot closings (single family units)
Canada	215	302
California	—	—
Central and Eastern U.S	109	52

	324	354
Unconsolidated Entities	122	16

Total	446	370

Acre closings (multi-family, industrial and commercial)
Canada	4	—
California	—	—
Central and Eastern U.S	—	—

	4	—
Unconsolidated Entities	2	—

Total	6	—

Acre closings (raw and partially finished parcels)
Canada	2	—
California	—	—
Central and Eastern U.S	—	—

Total	2	—

Average lot selling price (single family lots)
Canada	$162,000	$157,000
California	—	—
Central and Eastern U.S	58,000	80,000

	127,000	146,000
Unconsolidated Entities	57,000	239,000

Average	$108,000	$150,000

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	Three Months Ended March 31
	2014	2013
Average per acre selling price (multi-family, industrial and commercial)
Canada	$836,000	$—
California	—	—
Central and Eastern U.S	—	—

	836,000	—
Unconsolidated Entities	188,000	—

Average	$569,000	$—

Average per acre selling price (raw and partially finished parcels)
Canada	$211,000	$—
California	—	—
Central and Eastern U.S	—	—

Average	$211,000	$—

Active Land Communities
Canada	11	11
California	4	2
Central and Eastern U.S	8	7

	23	20
Unconsolidated Entities	1	1

Total	24	21

Home closings (units)
Canada	221	181
California	80	71
Central and Eastern U.S	45	42

	346	294
Unconsolidated Entities	4	2

Total	350	296

Average home selling price
Canada	$337,000	$323,000
California	849,000	598,000
Central and Eastern U.S	470,000	440,000

	473,000	406,000
Unconsolidated Entities	576,000	922,000

Average	$474,000	$408,000

Active Housing Communities
Canada	21	16
California	16	9
Central and Eastern U.S	14	10

	51	35
Unconsolidated Entities	2	2

Total	53	37

	As at
(US$ millions)	March 31 2014	December 31 2013
Total assets
Canada	$1,193	$1,290
California	969	910
Central and Eastern U.S	789	781
Corporate and other	278	363

Total	$3,229	$3,344

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying condensed consolidated financial statements and related notes included elsewhere in this interim report.

10	Q1 2014 Interim Report

Three Months Ended March 31, 2014 Compared with Three Months Ended March 31, 2013

Net Income

Net income attributable to Brookfield Residential for the three months ended March 31, 2014 was $25 million compared to $4 million for the three months ended March 31, 2013.

	Three Months Ended March 31
(US$ millions, except per share amounts)	2014	2013
Net income attributable to Brookfield Residential	$25	$4
Basic earnings per share	$0.21	$0.04
Diluted earnings per share	$0.21	$0.04

The increase of $21 million in net income for the three months ended March 31, 2014 compared to the same period in 2013 was primarily the result of a $8 million increase in gross margin, which resulted mainly from higher home closings, combined with the gain on commercial assets held for sale of $33 million and an increase in equity earnings from unconsolidated entities of $1 million. This was partially offset by higher sales and marketing costs of $1 million, higher general and administrative expense of $5 million, change in the fair value of equity swap contracts and share based compensation expense of $3 million, an increase in interest expense of $5 million, an increase in non-controlling interests and other interests in consolidated subsidiaries of $2 million and an increase in income tax expense of $5 million.

A breakdown of the revenue and gross margin for the three months ended March 31, 2014 and 2013 is as follows:

	Three Months Ended March 31
(US$ millions, except percentages)	2014	2013
Revenue
Land	$44	$52
Housing	164	119

	$208	$171

Gross Margin
Land	$21	$28
Housing	38	23

	$59	$51

Gross Margin (%)
Land	48%	54%
Housing	23%	19%

	28%	30%

Total revenue and gross margin for the three months ended March 31, 2014 increased $37 million and $8 million, respectively, when compared to the same period in 2013. The increase in total revenue and gross margin was primarily the result of increased activity in our housing operations with 52 more home closings and a higher average home selling price when compared to the same period in 2013. Gross margin percentage for the three months ended March 31, 2014 decreased primarily as a result of lower land margins partially offset by higher housing margins when compared to the same period in 2013.

Results of Operations – Land

Land revenue totalled $44 million for the three months ended March 31, 2014, a decrease of $8 million when compared to the same period in 2013. The decrease in land revenue and gross margin for the three months ended March 31, 2014 was due to 30 fewer single-family lot sales, partially offset by an increase in the multi-family, industrial and commercial acre sales and raw and partially finished acre sales. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

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A breakdown of our results from land operations for the three months ended March 31, 2014 and 2013 is as follows:

Consolidated

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings (single family units)	324	354
Acre closings (multi-family, industrial and commercial)	4	—
Acre closings (raw and partially finished parcels)	2	—
Revenue	$44	$52
Gross margin	$21	$28
Average lot selling price (single family units)	$127,000	$146,000
Average per acre selling price (multi-family, industrial and commercial)	$836,000	$—
Average per acre selling price (raw and partially finished parcels)	$211,000	$—

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings (single family units)	215	302
Acre closings (multi-family, industrial and commercial)	4	—
Acre closings (raw and partially finished parcels)	2	—
Revenue	$38	$48
Gross margin	$20	$29
Average lot selling price (single family units)	$162,000	$157,000
Average per acre selling price (multi-family, industrial and commercial)	$836,000	$—
Average per acre selling price (raw and partially finished parcels)	$211,000	$—

Land revenue in Canada for the three months ended March 31, 2014 was $38 million, a decrease of $10 million when compared to the same period in 2013. The decrease was the result of the mix of land sales where 87 fewer single family lots were sold in 2014 when compared to the same period in 2013. This was partially offset by four additional multi-family, industrial and commercial acre parcel sales and two additional raw and partially finished parcel sales in 2014 when compared to 2013. Gross margin decreased $9 million to $20 million when compared to 2013 as a result of lower single family lot sales in 2014, partially offset by higher average lot selling prices and mix of land sold.

California

There were no land sales in California for the three months ended March 31, 2014 and 2013.

Central and Eastern U.S.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings (single family units)	109	52
Revenue	$6	$4
Gross margin	$1	$(1)
Average lot selling price (single family units)	$58,000	$80,000

For the three months ended March 31, 2014, the Central and Eastern U.S. segment continued to increase activity as revenue and gross margin each increased by $2 million. This was due to an increase of 57 single family lots sold, primarily in our Denver market, partially offset by a decrease in average lot selling price related to the mix of lots sold.

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Results of Operations – Housing

Housing revenue was $164 million for the three months ended March 31, 2014 compared to $119 million for the same period in 2013. The increase was the result of additional home closings in all operating segments. Gross margin increased $15 million as a result of an 18% increase in home closings and a 17% increase in the average selling price when compared to the same period in 2013.

A breakdown of our results from housing operations for the three months ended March 31, 2014 and 2013 is as follows:

Consolidated

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings (units)	346	294
Revenue	$164	$119
Gross margin	$38	$23
Average home selling price	$473,000	$406,000

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings (units)	221	181
Revenue	$75	$58
Gross margin	$18	$12
Average home selling price	$337,000	$323,000

Housing revenue for the three months ended March 31, 2014 increased $17 million when compared to the same period in 2013. This resulted from a 22% increase in home closings and a 4% increase in the average home selling price for the three months ended March 31, 2014 compared to the same period in 2013. The increase in the average home selling price was attributable to product mix, particularly due to Ontario having a higher proportionate share of the increase in total home closings as our homes in Ontario have slightly higher average selling prices. As a result of increased closings and a higher average selling price, gross margin increased by $6 million for the three months ended March 31, 2014 when compared to the same period in 2013.

California

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings (units)	80	71
Revenue	$68	$42
Gross margin	$17	$8
Average home selling price	$849,000	$598,000

Our California segment had housing revenue of $68 million for the three months ended March 31, 2014, an increase of $26 million when compared to the same period in 2013. The increase in revenue was due to nine additional home closings and a 42% increase in the average home selling price for the three months ended March 31, 2014 compared to the same period in 2013. Gross margin increased $9 million as a result of the increase in the average home selling price which was primarily driven by product mix of higher priced homes closed in some of our San Francisco Bay Area and Southern California communities for the three months ended March 31, 2014 when compared to the same period in 2013.

Brookfield Residential Properties Inc.	13

Central and Eastern U.S.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings	45	42
Revenue	$21	$19
Gross margin	$3	$3
Average home selling price	$470,000	$440,000

The Central and Eastern U.S. housing revenue increased $2 million when compared to the same period of 2013 as a result of three additional home closings and an increase in the average home selling price. A portion of the increase is a result of the Denver market, which had 13 home closings for the three months ended March 31, 2014 compared to nil closings in the same period in 2013. This was partially offset by a decrease in home closings in the Washington market due to inclement weather during the period. The increase in the average home selling price is due to the increase in home closings and product mix of the homes closed in different communities across the segment when compared to 2013. Gross margin remained flat when compared to the same period in 2013 due to product mix.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. The type and amount of incentives will vary on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized. For the three months ended March 31, 2014, incentives recognized remained constant when compared to the same periods in 2013. The decrease of the incentives recognized as a percentage of gross revenues was due to improved market conditions in Canada and the U.S.

Our incentives on homes closed by operating segment for the three months ended March 31, 2014 and 2013 were as follows:

	Three Months Ended March 31
	2014		2013
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$1	1%	$1	2%
California	1	1%	1	2%
Central and Eastern U.S.	1	4%	1	7%

	$3	2%	$3	3%

Home Sales – Net New Home Orders

Net new home orders for the three months ended March 31, 2014 totalled 684 units, an increase of nine when compared to the same period in 2013. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. Given the current environment, cancelled contracts are often resold on average within weeks. The increase in net new home orders was a result of stable market performance in Canada and increased absorptions in communities in unconsolidated entities. Average monthly sales per community by reportable segment for the three months ended March 31, 2014 were: Canada – 7 units (2013 – 8 units); California – 3 units (2013 – 6 units); and Central and Eastern U.S. – 2 units (2013 – 4 units). The changes in sales per community were largely affected by the addition of 16 new communities compared to the same period in the prior year. We were selling from 53 active housing communities, including our share of unconsolidated entities, at March 31, 2014 compared to 37 at March 31, 2013. The net new home orders for the three months ended March 31, 2014 and 2013 by operating segment were as follows:

	Three Months Ended March 31
(Units)	2014	2013
Canada	446	380
California	127	171
Central and Eastern U.S.	82	106

	655	657
Unconsolidated entities	29	18

	684	675

14	Q1 2014 Interim Report

The cancellation rates for the three months ended March 31, 2014 and 2013 by our three operating segments were as follows:

	Three Months Ended March 31
	2014		2013
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	3	1%	5	1%
California	17	12%	16	9%
Central and Eastern U.S.	22	21%	22	17%

	42	6%	43	6%
Unconsolidated entities	1	3%	1	3%

	43	6%	44	6%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, as at March 31, 2014 and 2013 by operating segment, was as follows:

	As at March 31
	2014		2013
(US$ millions, except unit activity)	Units	Value	Units	Value
Canada	887	$351	818	$318
California	173	177	218	127
Central and Eastern U.S.	151	81	144	74

	1,211	609	1,180	519
Unconsolidated entities	38	17	33	16

Total	1,249	$626	1,213	$535

We expect all of our backlog to close in 2014 or 2015, subject to future cancellations. The units in our backlog were up compared to the prior period due to higher backlog entering into 2014, while the backlog value increased compared to the same period in 2013 as a result of product mix. Our Canadian operations continued to be strong with an increase in backlog, primarily due to an increase in net new home orders for the three months ended March 31, 2014. The Canadian market has shown a steady increase in sales with its backlog units up 8% year-over-year. The California segment’s decrease of 45 units at March 31, 2014 was mainly due to a decrease in net new home orders and a 13% increase in home closings during the three months ended March 31, 2014 when compared to the same period in 2013. The Central and Eastern U.S. segment’s increase of seven units at March 31, 2014, when compared to the same period in 2013, was mainly due to increased activity, primarily in the Denver market which launched its first community in 2013.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the three months ended March 31, 2014 totalled $3 million compared to $2 million for the same period in 2013. The land and housing operations of our unconsolidated entities are discussed below.

Land

A summary of Brookfield Residential’s share of the land operations from unconsolidated entities is as follows:

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Lot closings (single family units)	122	16
Acre closings (multi-family, industrial and commercial)	2	—
Revenue	$7	$4
Gross margin	$2	$1
Average lot selling price (single family units)	$57,000	$239,000
Average per acre selling price (multi-family, industrial and commercial)	$188,000	$—

Brookfield Residential Properties Inc.	15

Land revenue within unconsolidated entities increased $3 million and gross margin increased $1 million for the three months ended March 31, 2014 compared to the same period in 2013. This was the result of an increase of 106 single family lot closings, partially offset by a $182,000 decrease in the average lot selling price for the three months ended March 31, 2014 compared to the same period in 2013. The decrease in average lot selling price was attributable to product mix.

Housing

A summary of Brookfield Residential’s share of the housing operations from unconsolidated entities is as follows:

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2014	2013
Home closings	4	2
Revenue	$2	$1
Gross margin	$—	$—
Average home selling price	$576,000	$922,000

Housing revenue within unconsolidated entities increased $1 million for the three months ended March 31, 2014 compared to the same period in 2013. The increase in revenue is the result of an increase of two home closings which was partially offset by a $346,000 decrease in the average home selling price compared to 2013. The decrease in average home selling price was due to product mix of closings as more homes closed in 2014 were more modestly priced homes, compared to homes sold out of a luxury second-home community in 2013.

Gain on Commercial Assets Held For Sale

The components of the gain on commercial assets held for sale for the three months ended March 31, 2014 and 2013 are summarized as follows:

	Three Months Ended March 31
(US$ millions, except square feet)	2014	2013
Square feet	150,700	—
Proceeds	$83	$—
Gain on commercial assets held for sale	$33	$—

Income was generated from the sale of two large commercial income producing properties that were sold during the three months ended March 31, 2014. The Canadian operating segment sold a 128,000 square foot commercial property at Seton in Calgary, Alberta for proceeds of $66 million and a gain of $32 million and the California operating segment sold a 22,700 square foot commercial property at Playa Vista in Los Angeles, California for proceeds of $17 million and a gain of $1 million.

Selling, General and Administrative Expense

The components of selling, general and administrative expense for the three months ended March 31, 2014 and 2013 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2014	2013
General and administrative expense	$29	$24
Sales and marketing expense	10	9
Share-based compensation	1	8
Change in fair value of equity swap contracts	5	(5)

	$45	$36

The selling, general and administrative expense was $45 million for the three months ended March 31, 2014, an increase of $9 million when compared to the same period in 2013. General and administrative expense increased $5 million for the three months ended March 31, 2014 compared to the same period in 2013 due primarily to an increase in compensation costs and head count resulting from increased activity. Sales and marketing expense for the three months ended March 31, 2014 increased $1 million as a result of increased activity in all of our operating segments, when compared to the same period in 2013. Share-based compensation expense for the three months ended March 31, 2014 decreased $7 million, as a result of the decrease in the liability related to share-based compensation plans compared to the same period in 2013. The fair value adjustment of the equity swap contract related to the deferred share unit plan decreased $10 million due to the change in share price.

16	Q1 2014 Interim Report

Other Income

Other income for the three months ended March 31, 2014 remained consistent when compared to the same period in 2013. The components of other income for the three months ended March 31, 2014 and 2013 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2014	2013
Interest income	$1	$—
Other	1	2

	$2	$2

Income Tax Expense

Income tax expense for the three months ended March 31, 2014 was $8 million, an increase of $5 million when compared to the same period in 2013. The increase in tax expense was primarily a result of an increase in taxable income from our Canadian operations.

	Three Months Ended March 31
(US$ millions)	2014	2013
Current income tax expense	$—	$—
Deferred income tax expense	8	3

	$8	$3

During the three months ended March 31, 2014, the Company increased the valuation allowance by $4 million against its deferred tax assets. The increase is primarily due to an increase in the valuation allowance recorded of $3 million for unrealized foreign exchange capital losses incurred in Canada on the Company’s U.S. denominated debt. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the remaining deferred tax assets related to the Canadian companies can be realized.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence includes factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of our U.S. operations in 2012, (iii) an increase in profitability in 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-year cumulative loss position with respect to its operations in the U.S. However, the Company’s three-year cumulative loss is declining significantly as a result of improving profitability in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. As at March 31, 2014, the rate of exchange was C$1.1049 equivalent to US$1 (December 31, 2013 – C$1.0622 equivalent to US$1). Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. For the three months ended March 31, 2014, the average rate of exchange was C$1.1028, equivalent to US$1 (March 31, 2013 – C$1.0076 equivalent to US$1). The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”). Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s

Brookfield Residential Properties Inc.	17

investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian operations resulted in a loss of $29 million for the three months ended March 31, 2014, compared to a loss of $19 million in the same period of 2013.

QUARTERLY OPERATING AND FINANCIAL DATA

	2014	2013				2012
(US$ millions, except unit activity and per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Quarterly Operating Data
Lot closings (single family units)	324	1,177	463	408	354	1,019	386	463
Acre closings (multi-family, industrial and commercial)	4	8	13	6	—	79	2	22
Home closings (units)	346	856	606	460	294	725	477	355
Net new home orders (units)	655	445	540	659	657	447	461	598
Backlog (units at end of period)	1,211	902	1,311	1,378	1,180	817	1,095	1,111
Backlog value	$609	$442	$630	$609	$519	$358	$476	$443
Quarterly Financial Data
Revenue	$208	$555	$333	$298	$171	$715	$245	$248
Direct cost of sales	(149)	(407)	(234)	(221)	(120)	(603)	(176)	(175)

Gross margin	59	148	99	77	51	112	69	73

Gain on commercial assets held for sale	33	—	—	—	—	—	—	—
Selling, general and administrative expense	(45)	(52)	(42)	(40)	(36)	(41)	(32)	(30)
Interest expense	(16)	(15)	(15)	(11)	(11)	(10)	(11)	(10)
Other income / (expense)	4	9	2	4	3	4	(1)	1

Income before taxes	35	90	44	30	7	65	25	34
Income tax expense	(8)	(7)	(8)	(5)	(3)	(9)	(11)	(12)

Net income	27	83	36	25	4	56	14	22

Net (income) / loss attributable to non-controlling interest and other interest in consolidated subsidiaries	(2)	(4)	(1)	(1)	—	—	1	—

Net income attributable to Brookfield Residential Brookfield Residential	$25	$79	$35	$24	$4	$56	$15	$22

Foreign currency translation	(29)	(23)	14	(23)	(19)	(4)	6	(3)

Comprehensive income / (loss)	$(4)	$56	$49	$1	$(15)	$52	$21	$19

Earnings per common share attributable to Brookfield Residential
Basic	$0.21	$0.67	$0.30	$0.21	$0.04	$0.52	$0.15	$0.22
Diluted	$0.21	$0.67	$0.29	$0.21	$0.04	$0.52	$0.15	$0.22

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from the sales of homes are generally higher in the second half of the year. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

18	Q1 2014 Interim Report

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s condensed consolidated balance sheets as of March 31, 2014 and December 31, 2013:

	As at
(US$ millions)	March 31 2014	December 31 2013
Land and housing inventory	$2,453	$2,399
Investments in unconsolidated entities	223	206
Commercial assets held for sale	—	48
Receivables and other assets	297	341
Cash and restricted cash	244	328
Deferred income tax asset	12	22

	$3,229	$3,344

Notes payable	$1,100	$1,100
Bank indebtedness and other financings	267	349
Accounts payable and other liabilities	387	418
Other interests in consolidated subsidiaries	39	37
Total equity	1,436	1,440

	$3,229	$3,344

Assets

Our assets as of March 31, 2014 totalled $3,229 million, a decrease of $115 million compared to December 31, 2013. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,676 million, or approximately 83% of our total assets. The land and housing assets increased when compared to December 31, 2013 due to acquisitions of $84 million, development activity and stronger backlog, partially offset by sales activity. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

A summary of our lots owned, excluding unconsolidated entities, and their stage of development as at March 31, 2014 compared with December 31, 2013 follows:

	As at
	March 31, 2014		December 31, 2013
(US$ millions, except units)	Units	Book Value	Units	Book Value
Land held for development (lot equivalents)	92,112	$1,519	92,840	$1,525
Land under development and finished lots (single family units)	5,505	575	5,336	554
Housing units, including models	1,146	306	864	251

	98,763	$2,400	99,040	$2,330

Multi-family, industrial and commercial parcels (acres)	144	$53	158	$69

Notes Payable

Notes payable consist of the following:

	As at
(US$ millions)	March 31 2014	December 31 2013
6.5% unsecured senior notes due December 15, 2020 (a)	$600	$600
6.125% unsecured senior notes due July 1, 2022 (b)	500	500

	$1,100	$1,100

Brookfield Residential Properties Inc.	19

(a)	On December 14, 2012, Brookfield Residential issued $600 million of unsecured senior notes. The notes were offered in a private placement, with an eight-year term due December 15, 2020 at a fixed interest rate of 6.5%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. The Company’s obligations to pay principal and interest on the unsecured senior notes is guaranteed by certain of our subsidiaries.

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly owned subsidiary of the Company, co-issued a private placement of $500 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, each year until maturity. The Company’s obligations to pay principal and interest on the unsecured notes is guaranteed by the Company and certain of the Company’s subsidiaries.

Transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs within receivables and other assets as a deferred asset. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

The notes include covenants that, among others, place limitations on incurring additional indebtedness and making restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited from incurring further indebtedness if we do not satisfy either an indebtedness to consolidated net tangible worth ratio or a fixed charge coverage ratio. Brookfield Residential was in compliance with these financial incurrence covenants for the three months ended March 31, 2014. Our actual fixed charge coverage and indebtedness to consolidated net tangible worth ratio as of March 31, 2014 are reflected in the table below:

	Covenant	Actual as at March 31 2014
Minimum fixed charge coverage	2.0 to 1	3.8 to 1
Maximum indebtedness to consolidated net tangible worth	2.25 to 1	1.0 to 1

Bank Indebtedness and Other Financings

Our bank indebtedness and other financings as of March 31, 2014 were $267 million, a decrease of $82 million from December 31, 2013. The decrease was primarily the result of the pay down of project-specific financings and bank indebtedness in 2014. This was partially offset by drawings on our Canadian bank indebtedness and secured vendor take-back (“VTB”) mortgages due to acquisitions and increased activity. Our bank indebtedness and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. As of March 31, 2014, the weighted average interest rate on our bank indebtedness and other financings was 4.0% (December 31, 2013 – 4.0%).

The debt maturing in 2014 and onwards is expected to either be repaid from home and/or lot deliveries over this period or extended. Additionally, as of March 31, 2014, we had bank indebtedness and due to affiliates of $832 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Bank indebtedness and other financings consist of the following:

	As at
(US$ millions)	March 31 2014	December 31 2013
Bank indebtedness (a)	$159	$206
VTB mortgages (b)	108	117
Project-specific financings (c)	—	26
Due to affiliates (d)	—	—

	$267	$349

(a)	Bank indebtedness

The Company has four secured credit facilities (December 31, 2013 – three secured credit facilities) with various Canadian banks with outstanding amounts totalling $159 million (December 31, 2013 – $206 million). The secured facilities are repayable in Canadian dollars in the amount of C$176 million at March 31, 2014 (December 31, 2013 – C$219 million). These facilities allow the Company to borrow up to approximately C$565 million (US$511 million) as at March 31, 2014 (December 31, 2013 – C$515 million (US$485 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The secured facilities are secured by fixed and

20	Q1 2014 Interim Report

floating charges over the land and housing inventory assets of the Alberta and Ontario operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited, both wholly owned subsidiaries of the Company.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $335 million (C$370 million) and a debt to equity ratio of no greater than 1.75 to 1. At March 31, 2014, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at March 31 2014
Tangible net worth	$335	$604
Debt to equity	1.75 to 1	0.4 to 1

These facilities also require Brookfield Homes (Ontario) Limited, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $68 million (C$75 million) and a debt to equity ratio of no greater than 1.75 to 1. At March 31, 2014, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at March 31 2014
Tangible net worth	$68	$115
Debt to equity	1.75 to 1	1.0 to 1

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation to maintain a minimum consolidated tangible net worth of $1,015 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at March 31, 2014, the Company and Brookfield Residential US Corporation were in compliance with these covenants relating to this facility. The following are computations of consolidated tangible net worth and consolidated net debt to capitalization as directed by the covenants:

(US$ millions, except ratios)	Covenant	Actual as at March 31 2014
Tangible net worth	$1,015	$1,475
Net debt to capitalization	65%	45%

The Company had no outstanding borrowings under the Revolving Credit Facility at March 31, 2014. As of March 31, 2014, the Company had $250 million of borrowing availability under the facility.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 5 - Receivables and Other Assets in the Consolidated Financial Statements).

(b)	Secured vendor take back (“VTB”) mortgages

A total of 24 secured VTB mortgages (December 31, 2013 – 25 secured VTB mortgages) in the amount of $103 million (December 31, 2013 – $111 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$114 million (December 31, 2013 – C$118 million). The interest rate on this debt ranges from prime plus 1.0% to prime plus 2.0% to fixed rates ranging from 2.5% to 6.0% and the debt is secured by related lands. As at March 31, 2014, these borrowings are not subject to financial covenants.

A total of four secured VTB mortgages (December 31, 2013 – four secured VTB mortgages) in the amount of $5 million (December 31, 2013 – $6 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC, both wholly-owned subsidiaries of the Company. The interest rate on this debt

Brookfield Residential Properties Inc.	21

is fixed at rates between 1.5% and 12.0% and the debt is secured by related lands. As at March 31, 2014, these borrowings are not subject to any financial covenants.

22	Q1 2014 Interim Report

(c)	Project-specific financings

At March 31, 2014, the Company does not have any outstanding project-specific borrowings. At December 31, 2013, project-specific financings totalled $26 million which had a floating interest rate of prime plus 0.75%, matured in 2014 and were secured by the land assets to which the borrowings relate. This debt was repayable in Canadian dollars of C$28 million and was repaid during the three months ended March 31, 2014. These facilities required Brookfield Residential (Alberta) LP to maintain a minimum tangible net worth of C$370 million (US$348 million) and a debt to equity ratio of no greater than 1.75 to 1.

(d)	Due to affiliates

There were no amounts due to affiliates at March 31, 2014 or December 31, 2013 on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At March 31, 2014, the availability on this facility was $300 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At March 31, 2014, this revolving operating facility required Brookfield Residential US Corporation to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At March 31, 2014, we were in compliance with all of our covenants relating to this facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at March 31 2014
Minimum shareholders’ equity	$300	$1,054
Net debt to capitalization	65%	31%

Net Debt to Capitalization Calculation

Brookfield Residential’s net debt to total capitalization ratio is defined as total interest-bearing debt less cash divided by total capitalization. We define capitalization to include total equity, other interests in consolidated subsidiaries and interest bearing debt, less cash.

Our net debt to total capitalization ratio as of March 31, 2014 and December 31, 2013 is as follows:

	As at
(US$ millions)	March 31 2014	December 31 2013
Bank indebtedness and other financings	$267	$349
Notes payable	1,100	1,100

Total interest bearing debt	1,367	1,449
Less: cash	(238)	(320)

	1,129	1,129

Other interests in consolidated subsidiaries	39	37
Total equity	1,436	1,440

Total capitalization	$2,604	$2,606

Net debt to capitalization	43%	43%

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates. We are currently rated by two credit rating agencies, Moody’s and Standard & Poor’s (“S&P”). We are committed to maintaining these ratings and improving them further over time. Our credit ratings at March 31, 2014 and at the date of this report were as follows:

	Moody’s	S&P
Corporate rating	B1	B+
Outlook	Stable	Stable

Brookfield Residential Properties Inc.	23

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. Agency ratings are subject to change, and there can be no assurance that a rating agency will rate us and/or maintain our rating. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

At March 31, 2014, we had cash and cash equivalents of $238 million, compared to $320 million at December 31, 2013.

The net cash flows for the three months ended March 31, 2014 and 2013 were as follows:

	Three Months Ended March 31
(US$ millions)	2014	2013
Cash flows provided by / (used in) operating activities	$3	$(166)
Cash flows used in investing activities	(15)	(6)
Cash flows (used in) / provided by financing activities	(70)	151
Effect of foreign exchange rates on cash	—	1

	$(82)	$(20)

Cash Flow Provided by Operating Activities

Cash flows provided by operating activities during the three months ended March 31, 2014 totalled $3 million, compared to $166 million cash flow used in operating activities during 2013. During 2014, cash provided by operating activities was impacted by an increase in land and housing inventory due to strategic land purchases and development activity, a decrease in receivables and other assets, a decrease in commercial assets held for sale, a decrease in accounts payable and other liabilities and our net income. Acquisitions for the three months ended March 31, 2014 totalled $84 million consisting of $29 million in Canada, $50 million in California and $5 million in Central and Eastern U.S. During 2013, cash used in operating activities was impacted by an increase in land and housing inventory, an increase in receivables and other assets and a decrease in accounts payable. Acquisitions for the three months ended March 31, 2013 totalled $117 million consisting of $63 million in Canada, $52 million in California and $2 million in Central and Eastern U.S.

Cash Flow Used in Investing Activities

During the three months ended March 31, 2014, cash flows used in investing activities totalled $15 million compared to $6 million in 2013. During 2014, we invested $17 million in unconsolidated entities and decreased restricted cash balances by $1 million. This was partially offset by distributions from unconsolidated entities of $1 million. During 2013, we invested $12 million in unconsolidated entities, and decreased restricted cash balances by $1 million, which was partially offset by distributions of $5 million from unconsolidated entities.

Cash Flow Used in Financing Activities

Cash used in our financing activities for the three months ended March 31, 2014 was $70 million, compared to $151 million provided by financing activities in the same period in 2013. The cash used in our financing activities in 2014 was primarily from net repayments under project-specific financings of $29 million and net repayments under bank indebtedness of $39 million. This was in contrast to net drawings under project-specific financings of $50 million and net drawings under bank indebtedness of $101 million in 2013. The draws to date in 2014 have been used to fund acquisitions and development costs towards 2014 sales.

24	Q1 2014 Interim Report

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as at March 31, 2014 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100	$—	$—	$—	$1,100
Interest on notes payable	533	70	139	139	185
Secured VTB mortgages(2)(3)	108	42	48	15	3
Bank indebtedness(2)(3)	159	43	116	—	—
Accounts payable and other liabilities(4)	387	387	—	—	—
Operating lease obligations(5)	31	5	10	9	7
Purchase agreements(6)	39	25	14	—	—

(1)	Amounts are included on the condensed consolidated balance sheets. See Note 7 to the condensed consolidated financial statements for additional information regarding unsecured senior notes payable.
(2)	Amounts are included on the condensed consolidated balance sheets. See Note 8 to the condensed consolidated financial statements for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 8 to the condensed consolidated financial statements for additional information regarding our floating rate debt.
(4)	Amounts are included on the condensed consolidated balance sheets. See Note 9 to the condensed consolidated financial statements for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 15 to the condensed consolidated financial statements for additional information regarding purchase agreements.

Shareholders’ Equity

At May 1, 2014, 117,032,693 Common Shares and 61,638 Preferred Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At May 1, 2014, 6,537,112 options were outstanding under the stock option plan and the escrowed stock plan, collectively.

On May 1, 2014, Brookfield Residential announced that the Toronto Stock Exchange (TSX) has approved our notice of intention to make a normal course issuer bid (NCIB) for a portion of our common shares. The NCIB will be made in accordance with the requirements of the TSX and the Company may begin to purchase Common Shares on May 5, 2014.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we enter into land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land ownership and development and reduces our capital and financial commitments. As of March 31, 2014, we had $68 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $117 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our condensed consolidated financial statements included elsewhere in this interim report, we have consolidated $30 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 9,536 lots and control under option 1,527 lots through our proportionate share of unconsolidated entities. As of March 31, 2014, our investment in unconsolidated entities totaled $223 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of March 31, 2014, we had completion guarantees of $10 million and recourse guarantees of $1 million with respect to debt in our unconsolidated entities. During the three months ended March 31, 2014, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our condensed consolidated financial statements included later in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of March 31, 2014, we had $54 million in letters of credit outstanding and

Brookfield Residential Properties Inc.	25

$212 million in performance bonds for these purposes. The estimated costs to complete related to our letters of credit and performance bonds at March 31, 2014 are $20 million and $72 million, respectively.

Transactions Between Related Parties

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the three months ended March 31, 2014 and 2013 were as follows:

•	During 2013 the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $33 million non-interest bearing promissory note. During the three months ended March 31, 2014, $4 million of this note was repaid. These transactions were recorded at the exchange amount.

•	During the three months ended March 31, 2013, the Company paid $18 million to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

26	Q1 2014 Interim Report

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the condensed consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the condensed consolidated financial statements of the Company included later in this interim report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. In certain circumstances, when title transfers but material future development exists, the percentage-of-completion method is used to recognize revenue.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Land and Housing Inventory

Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 assume recent sales activity and normalized sales rates beyond 2014. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the three months ended March 31, 2014 and no impairment charges were required. This is consistent with the three months ended March 31, 2013.

Brookfield Residential Properties Inc.	27

The locations of the projects reviewed were as follows:

Number of Projects
Canada	52
California	37
Central and Eastern U.S.	30
Unconsolidated entities	18

137

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the condensed consolidated statement of operations in the period incurred.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

28	Q1 2014 Interim Report

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on March 31, 2014 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s condensed consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. In accordance with ASC Topic 810 Consolidations, adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s condensed consolidated financial statements for the three months ended March 31, 2014.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Brookfield Residential Properties Inc.	29

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at March 31, 2014, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2014, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under applicable United States and Canadian securities laws is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

30	Q1 2014 Interim Report

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. From time to time, the Company enters into interest rate swap contracts. At March 31, 2014, we had interest rate swap contracts totalling $50 million at an average rate of 5% per annum. Based on our net debt levels as of March 31, 2014, a 1% change in interest rates would have either a negative or positive effect of approximately $2 million on our cash flows. Expense of $nil was recognized during the three months ended March 31, 2014, and was included in other income / (expense). All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our condensed consolidated statements of operations. As of March 31, 2014, the fair value of the interest rate swaps totalled a liability of $6 million.

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies. Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at March 31, 2014, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $2 million. Our liability in respect of equity compensation arrangements is subject to variability based on changes in our underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, we entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At March 31, 2014, the fair market value of the total return swap was an asset of $8 million and was included in accounts receivable and other assets. Expense of $5 million was recognized related to the total return swap during the three months ended March 31, 2014, and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three months ended March 31, 2014 was expense of $1 million, relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied.

Brookfield Residential Properties Inc.	31

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of our derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. We do not expect to incur credit losses in respect to any of these counterparties. The maximum exposure in respect to receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure we are able to react to contingencies and investment opportunities quickly, we maintain sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We are subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. We believe these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. We also seek to include in debt agreements terms that protect us from liquidity issues of counterparties that might otherwise impact our liquidity.

32	Q1 2014 Interim Report

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
		As at
	Note	March 31 2014	December 31 2013
Assets
Land and housing inventory	2	$2,452,698	$2,399,242
Investments in unconsolidated entities	3	222,734	206,198
Commercial assets held for sale	4	—	47,733
Receivables and other assets	5	297,548	341,090
Restricted cash	6	6,704	8,169
Cash and cash equivalents		237,581	319,735
Deferred income tax assets	10	12,012	21,594

Total assets		$3,229,277	$3,343,761

Liabilities and Equity
Notes payable	7	$1,100,000	$1,100,000
Bank indebtedness and other financings	8	267,400	348,853
Accounts payable and other liabilities	9	386,968	418,410

Total liabilities		1,754,368	1,867,263

Other interests in consolidated subsidiaries	11	38,512	36,641

Preferred Shares – 61,638 shares outstanding (December 31, 2013 – 64,061 shares outstanding)	12	1,539	1,600
Common Shares – 117,032,693 shares outstanding (December 31, 2013 – 117,026,076 shares outstanding)	12	332,572	332,511
Additional paid-in-capital		416,639	415,377
Retained earnings		650,331	625,482
Non-controlling interest	11	34,922	35,047
Accumulated other comprehensive income		394	29,840

Total equity		1,436,397	1,439,857

Total liabilities and equity		$3,229,277	$3,343,761

Commitments, contingent liabilities and other	15
Guarantees	16

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(Unaudited)
		Three Months Ended March 31
	Note	2014	2013
Revenue
Land		$44,705	$51,713
Housing		163,674	119,309

Total revenue		208,379	171,022

Direct Cost of Sales
Land		(24,087)	(23,239)
Housing		(125,405)	(96,704)

Total direct cost of sales		(149,492)	(119,943)

Gain on commercial assets held for sale	4	32,927	—
Selling, general and administrative expense		(44,837)	(36,252)
Interest expense		(16,104)	(10,506)
Equity in earnings from unconsolidated entities	3	2,651	1,794
Other income		2,322	1,852
Depreciation		(1,149)	(999)

Income Before Income Taxes		34,697	6,968
Current income tax (expense) / recovery	10	(36)	60
Deferred income tax expense	10	(8,065)	(2,632)

Net Income		26,596	4,396

Other Comprehensive Income
Unrealized foreign exchange loss on translation of the net investment in Canadian subsidiaries		(29,446)	(19,186)

Comprehensive Loss		$(2,850)	$(14,790)

Net Income Attributable To: Consolidated		$26,596	$4,396
Non-controlling interests and other interests in consolidated subsidiaries	11	1,747	120

Brookfield Residential		$24,849	$4,276

Comprehensive (Loss) / Income Attributable To: Consolidated		$(2,850)	$(14,790)
Non-controlling interests and other interests in consolidated subsidiaries	11	1,747	120

Brookfield Residential		$(4,597)	$(14,910)

Common Shareholders Earnings Per Share
Basic	14	$0.21	$0.04
Diluted	14	$0.21	$0.04

Weighted Average Common Shares Outstanding (in thousands)
Basic	14	117,031	116,316
Diluted	14	118,273	117,269

See accompanying notes to the condensed consolidated financial statements

34	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Three Months Ended March 31
	2014	2013
Preferred Shares (Note 12)
Opening balance	$1,600	$1,630
Conversion of Preferred Shares into Common Shares	(61)	(1)

Ending balance	1,539	1,629

Common Shares (Note 12)
Opening balance	332,511	324,704
Issuance of Common Shares	—	560
Conversion of Preferred Shares into Common Shares	61	1

Ending balance	332,572	325,265

Additional Paid-in-Capital
Opening balance	415,377	411,010
Share-based compensation costs	1,262	1,768
Stock option exercises	—	(235)

Ending balance	416,639	412,543

Retained Earnings
Opening balance	625,482	483,450
Net income attributable to Brookfield Residential	24,849	4,276

Ending balance	650,331	487,726

Accumulated Other Comprehensive Income
Opening balance	29,840	81,062
Other comprehensive loss	(29,446)	(19,186)

Ending balance	394	61,876

Total Brookfield Residential Equity	$1,401,475	$1,289,039

Non-controlling Interest (Note 11)
Opening balance	$35,047	$5,539
Net loss attributable to non-controlling interest	(125)	—

Ending balance	$34,922	$5,539

Total Equity	$1,436,397	$1,294,578

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Three Months Ended March 31
	2014	2013
Cash Flows Provided by / (Used in) Operating Activities
Net income	$26,596	$4,396
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings from unconsolidated entities	(1,883)	(807)
Deferred income tax expense	8,065	2,632
Share-based compensation costs	2,513	1,768
Depreciation	1,149	999
Amortization of non-cash vendor take back (“VTB”) interest	93	221
Changes in operating assets and liabilities:
Decrease / (increase) in receivables and other assets	36,065	(1,616)
Increase in land and housing inventory	(90,771)	(119,671)
Decrease in commercial assets held for sale	45,956	—
Decrease in accounts payable and other liabilities	(25,254)	(53,676)

Net cash provided by / (used in) operating activities	2,529	(165,754)

Cash Flows (Used in) / Provided by Investing Activities
Investments in unconsolidated entities	(17,404)	(12,145)
Distributions from unconsolidated entities	982	5,036
Change in restricted cash	1,450	1,456

Net cash used in investing activities	(14,972)	(5,653)

Cash Flows (Used in) / Provided by Financing Activities
Drawings under project-specific and other financings	11,322	113,199
Repayments under project-specific and other financings	(40,343)	(63,101)
Drawings on bank indebtedness	6,828	100,557
Repayments on bank indebtedness	(46,186)	—
Net distributions from non-controlling interest and other interests in consolidated subsidiaries	—	362
Share based compensation plan costs	(1,251)	—
Exercise of stock options	—	325

Net cash (used in) / provided by financing activities	(69,630)	151,342

Effect of foreign exchange rates on cash and cash equivalents	(81)	509

Change in cash and cash equivalents	(82,154)	(19,556)
Cash and cash equivalents at beginning of period	319,735	49,826

Cash and cash equivalents at end of period	$237,581	$30,270

Supplemental Cash Flow Information
Interest paid	$19,304	$3,203
Income taxes paid	$4,676	$27,188

See accompanying notes to the condensed consolidated financial statements

36	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transaction”). The Company trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They should be read in conjunction with the Company’s consolidated financial statements and footnotes included in the Company’s Annual Report for the year ended December 31, 2013. The unaudited condensed consolidated financial statements include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

Brookfield Residential has historically experienced variability in results of operations from quarter to quarter due to the seasonal nature of the home building business and the timing of new community openings and the closing out of projects. The Company typically experiences the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, the Company typically delivers a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, revenues from sales of homes are generally higher in the second half of the year. Acre sales results are more variable from year to year given the nature of the development and monetization cycle.

(b)	Revenue Recognition

Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. In certain circumstances, when title transfers but material future development exists, the percentage-of-completion method is used to recognize revenue.

The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(c)	Land and Housing Inventory

(i) Carrying values: Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis; the Company assesses these assets no less than quarterly for recoverability and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment include, but are not limited to: significant decreases in local housing market values and selling prices of comparable homes; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; and current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary, which may call into question the recoverability of the Company’s investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analyses and a quantitative analysis reflecting market and asset specific information.

The qualitative competitive market analysis includes review of factors such as the target buyer and the macroeconomic characteristics that impact the performance of the Company’s assets, such as unemployment

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to sales prices may be required in order to make the Company’s communities competitive. The Company incorporates these adjusted prices in the quantitative analysis for the specific community.

Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. In some instances, the Company may incorporate a certain level of inflation or deflation into the projected revenue and cost assumptions for these longer term projects. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

Due to uncertainties in the estimation process, particularly with respect to projected home sales prices and absorption rates, the timing and amount of the estimated future cash flows and discount rates, it is reasonably possible that actual results could differ from the estimates used in the impairment analyses. Assumptions about future home sales prices and absorption rates require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Because the projected cash flows used to evaluate the fair value of inventory are significantly impacted by changes in market conditions including decreased sales prices, a change in sales prices or changes in absorption estimates based on current market conditions and management’s assumptions relative to future results could lead to additional impairments in certain communities during any given period.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(ii) Capitalized costs: In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the condensed consolidated statement of operations in the period incurred.

(d)	Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Acquisitions of operating commercial properties are accounted for utilizing the acquisition method of accounting. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt, liabilities assumed and identifiable intangible assets and liabilities, if applicable. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. After initial recognition, commercial properties are carried at the cost basis less accumulated depreciation. Real estate taxes and interest costs incurred during development periods are capitalized.

38	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Capitalized interest costs are based on qualified expenditures and interest rates in place during the development period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the developed assets.

Pre-development costs, which generally include legal and professional fees and other directly-related third party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Depreciation of commercial property is recorded over the estimated useful life using the straight-line method.

(e)	Assets Held for Sale

Long-lived assets and groups of assets and liabilities which are considered to be disposal groups are presented as assets held for sale when the criteria in ASC Topic 360 Property, Plant and Equipment are met. Assets are reclassified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition subject to usual and customary terms, an active program to find a buyer is in place, the sale of the asset is probable within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value and it is unlikely that significant changes to the plan will be made.

While classified as held for sale, assets are carried at the lower of their carrying value and the fair value less costs to sell. Assets held for sale are not depreciated.

(f)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(g)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of particular assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, assets and liabilities associated with assets held for sale, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(i)	Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(j)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax

Brookfield Residential Properties Inc.	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

(k)	Share-Based Compensation

The Company accounts for option grants, escrowed stock, deferred share unit grants, and restricted shares in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. Restricted shares vest over a period of three years and are included in paid-in-capital. Employee compensation expense for restricted shares is recognized into income over the vesting period.

See Note 13 “Share-Based Compensation” for further discussion.

(l)	Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and have a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(m)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

40	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(n)	Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

Brookfield Residential Properties Inc.	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(o)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(p)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(q)	Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(r)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in current earnings on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

42	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(s)	Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(t)	Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s condensed consolidated financial statements for the three months ended March 31, 2014.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	As at
	March 31 2014	December 31 2013
Land held for development	$1,519,031	$1,525,319
Land under development	627,210	622,668
Housing inventory	263,538	213,349
Model homes	42,919	37,906

	$2,452,698	$2,399,242

The Company capitalizes interest which is expensed as housing units and building lots are sold. Interest capitalized and expensed in the three months ended March 31, 2014 and 2013 was as follows:

	Three Months Ended March 31
	2014	2013
Interest capitalized, beginning of period	$174,923	$189,984
Interest capitalized	5,455	4,227
Interest expensed to cost of sales	(6,651)	(7,655)

Interest capitalized, end of period	$173,727	$186,556

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $29.7 million (December 31, 2013 – $29.8 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $29.7 million (December 31, 2013 – $29.8 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company with financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

Brookfield Residential Properties Inc.	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $67.7 million (December 31, 2013 – $67.0 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $116.8 million (December 31, 2013 – $117.7 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Years of Expiry	Number of Lots	Total Exercise Price
2014	1,408	$16,084
2015	539	22,320
2016	665	34,704
2017	—	—
2018	—	—
Thereafter	3,404	43,659

	6,016	$116,767

The Company holds agreements for a further 4,878 acres (December 31, 2013 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $6.1 million (December 31, 2013 – $5.9 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.6 million (December 31, 2013 – $58.6 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of March 31, 2014, the Company was involved with 18 unconsolidated entities (December 31, 2013 – 18 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $28.5 million (December 31, 2013 – $37.4 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,527 lots (December 31, 2013 – 1,849 lots) under option. The Company’s share of the total exercise price of these options is $73.4 million (December 31, 2013 – $80.1 million). Summarized financial information on a 100% basis for the combined unconsolidated entities follows:

	As at
	March 31 2014	December 31 2013
Assets
Land and housing inventory	$626,088	$599,487
Other assets	57,985	57,771

	$684,073	$657,258

Liability and Equity
Bank indebtedness and other financings	$181,665	$182,023
Accounts payable and other liabilities	57,198	62,785
Equity
Brookfield Residential’s interest	222,734	206,198
Others’ interest	222,476	206,252

	$684,073	$657,258

	Three Months Ended March 31
	2014	2013
Revenue and Expenses
Revenue	$26,409	$3,222
Direct cost of sales	(20,039)	(1,516)
Other (expense) / income	(1,272)	1,601

Net income	$5,098	$3,307

Brookfield Residential’s share of net income	$2,651	$1,794

44	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

In reporting the Company’s share of net income, all intercompany profits from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At March 31, 2014, the Company had completion guarantees of $9.9 million (December 31, 2013 – $6.4 million) and recourse guarantees of $1.0 million (December 31, 2013 – $1.0 million) with respect to debt of its unconsolidated entities.

Note 4. Commercial Assets Held for Sale

Assets classified as held for sale consisted of the following:

	As at
	March 31 2014	December 31 2013
Assets
Commercial properties	$—	$47,144
Accounts receivable and other assets	—	589

Assets held for sale	$—	$47,733

At December 31, 2013 the Company’s commercial properties were presented in commercial assets held for sale as the Company intended to sell developed phases of commercial properties. As required in ASC Topic 360, the assets were recorded at carrying value as the fair value less costs to sell exceeded the carrying amount of the assets to be disposed. These assets were reported in the Canada and California segments. The commercial properties presented as held for sale at December 31, 2013 were sold during the three months ended March 31, 2014 for a gain of $32.9 million (March 31, 2013 - $nil).

Note 5. Receivables and Other Assets

The components of receivables and other assets included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	March 31 2014	December 31 2013
Receivables	$244,960	$278,765
Other assets	52,588	62,325

	$297,548	$341,090

The components of receivables included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	March 31 2014	December 31 2013
Real estate receivables (a)	$138,287	$153,367
Development recovery receivables (b)	77,362	77,252
Sundry receivables (c)	15,008	17,412
Proceeds and escrow receivables (d)	8,169	24,692
Receivables from other interests in consolidated subsidiaries (e)	3,115	3,090
Refundable deposits	2,915	2,762
Taxes receivable	104	190

	$244,960	$278,765

(a) Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to three years and bear variable interest of Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater (December 31, 2013 – Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater).

Brookfield Residential Properties Inc.	45

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(b) The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructure for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 0.5% to a fixed rate of 6.0% (December 31, 2013 – U.S. prime plus 0.5% to a fixed rate of 6.0%).

(c) Sundry receivables are comprised of lot interest receivables, goods and services tax receivable and miscellaneous amounts.

(d) Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.

(e) Receivables from other interests in consolidated subsidiaries relate to monies receivable from certain non-controlling members.

As at March 31, 2014 and December 31, 2013, allowances for doubtful accounts were $1.5 million and $1.5 million, respectively.

The components of other assets included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	March 31 2014	December 31 2013
Transaction costs (a)	$20,858	$21,726
Capital assets (b)	12,689	11,615
Swap contracts (Note 17)	7,569	12,676
Non-refundable earnest funds and investigation fees (c)	7,400	8,081
Other	2,190	5,612
Prepaid expenses	1,882	2,615

	$52,588	$62,325

(a) The transaction costs are costs related to the issuance of both notes payable (refer to Note 7 – Notes Payable). These costs are amortized using the effective interest rate method over the life of the related debt instrument.

(b) Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $12.1 million (December 31, 2013 – $11.7 million).

(c) Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.

Note 6. Restricted Cash

At March 31, 2014, the Company had restricted cash consisting of (i) $2.5 million (December 31, 2013 – $3.2 million) relating to cash collateralization of development letters of credit and (ii) $4.2 million (December 31, 2013 – $4.9 million) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

Note 7. Notes Payable

	As at
	March 31 2014	December 31 2013
6.50% unsecured senior notes due December 15, 2020 (a)	$600,000	$600,000
6.125% unsecured senior notes due July 1, 2022 (b)	500,000	500,000

	$1,100,000	$1,100,000

(a)

On December 14, 2012, the Company issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations

46	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s subsidiaries.

The unsecured senior notes issued December 14, 2012 include an optional redemption under which, at any time prior to December 15, 2015, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.50% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to December 15, 2015, the Company may also redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after December 15, 2015, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth in the table below, plus accrued and unpaid interest on the notes redeemed:

Notes
Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly owned subsidiary of the Company, co-issued a private placement of $500.0 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, of each year until maturity. Obligations to pay principal and interest on the unsecured notes are guaranteed by the Company and certain of the Company’s subsidiaries.

The unsecured senior notes issued June 25, 2013 include an optional redemption under which, at any time prior to July 1, 2016, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.125% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to July 1, 2017, the Company can redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after July 1, 2017, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed:

Notes
Redemption Price
2017	104.59%
2018	103.06%
2019	101.53%
2020 and thereafter	100.00%

Both senior notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition of 2.25 to 1 or a fixed coverage ratio of 2.0 to 1. The Company was in compliance with these financial incurrence covenants as at March 31, 2014.

The transaction costs related to the notes payable are within other assets (refer to Note 5 – Receivables and Other Assets).

Certain derivative instruments, including redemption call options, have been identified as embedded in the notes payable, but as they are considered clearly and closely related to the unsecured notes payable, the derivatives are not accounted for separately.

Brookfield Residential Properties Inc.	47

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 8. Bank Indebtedness and Other Financings

Bank indebtedness and other financings consist of the following:

	As at
	March 31 2014	December 31 2013
Bank indebtedness (a)	$158,972	$206,208
Secured VTB mortgages (b)	108,428	116,580
Project-specific financings (c)	—	26,065
Due to affiliates (d)	—	—

	$267,400	$348,853

(a)	Bank indebtedness

The Company has four secured credit facilities (December 31, 2013 – three secured credit facilities) with various Canadian banks with outstanding amounts totalling $159.0 million (December 31, 2013 – $206.2 million). The secured facilities are repayable in Canadian dollars in the amount of C$175.6 million at March 31, 2014 (December 31, 2013 – C$219.0 million). These facilities allow the Company to borrow up to approximately C$565.0 million (US$511.4 million) as at March 31, 2014 (December 31, 2013 – C$515.0 million (US$484.8 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta and Ontario operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited, both wholly-owned subsidiaries of the Company.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$370.0 million (US$334.9 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

The Brookfield Homes (Ontario) Limited facilities include a minimum net worth requirement of C$75.0 million (US$67.9 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

As at March 31, 2014, the Company was in compliance with all financial covenants related to bank indebtedness.

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250.0 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation, to maintain a minimum consolidated tangible net worth of $1,014.6 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at March 31, 2014, the Company and Brookfield Residential US Corporation were in compliance with these financial covenants.

The Company had no outstanding borrowings under the Revolving Credit Facility at March 31, 2014.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 5 - Receivables and Other Assets).

(b)	Secured VTB mortgages

The Company has 28 secured VTB mortgages (December 31, 2013 – 29 secured VTB mortgages) in the amount of $108.4 million (December 31, 2013 – $116.6 million). Secured VTB mortgages mature as follows: 2014 – $41.7 million; 2015 – $42.1 million; 2016 – $6.3 million; 2017 – $4.6 million and thereafter – $13.7 million.

A total of 24 secured VTB mortgages (December 31, 2013 – 25 secured VTB mortgages) in the amount of $102.9 million (December 31, 2013 – $111.1 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$113.7 million (December 31, 2013 – C$118.0 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 2.00% to fixed rates ranging from 2.50% to 6.00% and the debt is secured by the related lands. As at March 31, 2014, these borrowings are not subject to financial covenants.

A total of four secured VTB mortgages (December 31, 2013 – four secured VTB mortgages) in the amount of $5.5 million (December 31, 2013 – $5.5 million) relate to raw land held for development by Brookfield Homes Holdings

48	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

LLC and Brookfield Residential (US) LLC, both wholly-owned subsidiaries of the Company. The interest rate on this debt is fixed at rates between 1.50% and 12.00% and the debt is secured by the related lands. As at March 31, 2014, these borrowings are not subject to any financial covenants.

(c)	Project-specific financings

At March 31, 2014, the Company does not have any outstanding project-specific financings. At December 31, 2013, project-specific financings totalled $26.1 million which had a floating interest rate of prime plus 0.75%, matured in 2014 and were secured by the land assets to which the borrowings relate. This debt was repayable in Canadian dollars of C$27.7 million and was repaid during the three months ended March 31, 2014. These facilities required Brookfield Residential (Alberta) LP to maintain a minimum tangible net worth of C$370.0 million (US$348.3 million) and a debt to equity ratio of no greater than 1.75 to 1.

(d)	Due to Affiliates

There were no amounts due to affiliates at March 31, 2014 or December 31, 2013 on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the three months ended March 31, 2014 and 2013, no interest was incurred related to this facility.

These facilities require Brookfield Residential US Corporation to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of March 31, 2014, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 9. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	March 31 2014	December 31 2013
Accounts Payable	$300,681	$310,166
Other Liabilities	86,287	108,244

	$386,968	$418,410

The components of accounts payables included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	March 31 2014	December 31 2013
Development costs payable (a)	$136,702	$146,042
Trade payables and other accruals	76,702	80,059
Customer deposits	33,494	26,658
Due to related party (b)	28,441	33,347
Interest on notes payable	18,838	17,340
Current income taxes payable	6,504	6,720

	$300,681	$310,166

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Promissory note due to a subsidiary of Brookfield Asset Management Inc. See Note 20 “Related Party Transactions”.

Brookfield Residential Properties Inc.	49

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The components of other liabilities included in the Company’s condensed consolidated balance sheets are summarized as follows:

	As at
	March 31 2014	December 31 2013
Consolidated land option contracts (a)	29,675	29,802
Share-based compensation (Note 13 (b))	21,556	23,312
Accrued and deferred compensation	15,878	35,485
Warranty costs (Note 15 (b))	13,229	13,134
Swap contracts (Note 17)	5,935	6,497
Loans from other interests in consolidated subsidiaries (b)	14	14

	$86,287	$108,244

(a)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(b)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

Note 10. Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the three months ended March 31, 2014 and 2013 is as follows:

	Three Months Ended March 31
	2014	2013
Statutory rate	25.0%	25.0%
Non-temporary differences	1.9	7.1
Rate difference from statutory rate	(4.8)	(31.3)
Change in tax rates on temporary differences	—	—
Change in valuation allowance	1.7	35.4
Other	(0.4)	0.8

Effective tax rate	23.4%	37.0%

The Company currently operates in nine different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 23.4% for the three months ended March 31, 2014 (March 31, 2013 – 37.0%).

50	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The provision for income taxes for the three months ended March 31, 2014 and 2013 is set forth below:

	Three Months Ended March 31
	2014	2013
Current
Canada	$(36)	$60
U.S	—	—
International	—	—

Total current (expense) / recovery	(36)	60

Deferred
Canada	(8,182)	(2,682)
U.S	117	50
International	—	—

Total deferred tax expense	(8,065)	(2,632)

Total income tax expense	$(8,101)	$(2,572)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax assets / (liabilities) are as follows:

	As at
	March 31 2014	December 31 2013
Net deferred tax (liabilities) / assets
Differences relating to land and housing inventory	$(15,022)	$(15,957)
Compensation deductible for tax purposes when paid	7,822	10,060
Differences related to derivative instruments	643	(533)
Operating loss carry-forwards	103,321	112,674
Other	8,787	5,121

Net deferred tax assets before valuation allowance	105,551	111,365
Cumulative valuation allowance	(93,539)	(89,771)

Net deferred tax assets	$12,012	$21,594

The Company has Canadian and U.S. federal non-capital loss carry-forwards of approximately $120.9 million and $180.7 million, respectively, as at March 31, 2014 (December 31, 2013 – $159.9 million and $180.7 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2029 and 2032. The Company also has state loss carryforwards of approximately $219.3 million (December 31, 2013 – $219.3 million) that may be carried forward from 5 to 20 years, depending on the tax jurisdiction, and which expire between 2014 and 2032.

During the three months ended March 31, 2014, the Company increased the valuation allowance by $3.8 million against its deferred tax assets. The increase is primarily due to an increase in valuation allowance recorded of $2.7 million for unrealized foreign exchange capital losses incurred in Canada on the Company’s U.S. denominated debt. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the remaining deferred tax assets related to the Canadian operations can be realized.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence included factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of our U.S. operations in 2012, (iii) an increase in profitability in 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-year cumulative loss position with respect to its profitability in the U.S. However, the Company’s three-year cumulative loss is declining significantly as a result of improving conditions in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

Note 11. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a)	Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $38.5 million (December 31, 2013 – $36.6 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the three months ended March 31, 2014 and the year ended December 31, 2013:

	For the Period Ended
	March 31 2014	December 31 2013
Other interests in consolidated subsidiaries, beginning of period	$36,641	$32,445
Net income attributable to other interests in consolidated subsidiaries	767	4,546
Adjustment to fair value of other interests in consolidated subsidiaries	1,104	2,240
Distributions from other interests in consolidated subsidiaries	—	(2,590)

Other interests in consolidated subsidiaries, end of period	$38,512	$36,641

(b)	Non-Controlling Interest

Non-controlling interest includes third-party investments in consolidated entities of $34.9 million (December 31, 2013 – $35.0 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net income / (loss) attributable to non-controlling interest, which for the three months ended March 31, 2014 was a loss of $0.1 million (2013 – $nil).

Note 12. Equity

(a)	Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which 61,638 shares are issued and outstanding and designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows during the three months ended March 31, 2014 and the year ended December 31, 2013:

	For the Period Ended
	March 31 2014	December 31 2013
Preferred Shares outstanding, beginning of period	64,061	65,286
Conversion of Preferred Shares into Common Shares	(2,423)	(1,225)

Preferred Shares outstanding, end of period	61,638	64,061

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares are fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and are payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the three months ended March 31, 2014 or 2013. The Preferred Shares are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be converted into Common Shares.

52	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(b)	Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. Common Shares issued changed as follows during the three months ended March 31, 2014 and the year ended December 31, 2013:

	For the Period Ended
	March 31 2014	December 31 2013
Common Shares issued, beginning of period	119,026,076	118,279,534
Issuance of Common Shares upon exercise of options	—	743,198
Conversion of Preferred Shares into Common Shares	6,617	3,344

Common Shares issued, end of period	119,032,693	119,026,076

Common Shares outstanding is determined as follows:

	As at
	March 31 2014	December 31 2013
Common Shares issued	119,032,693	119,026,076
Common Shares purchased for escrowed stock plan	(2,000,000)	(2,000,000)

Common Shares outstanding	117,032,693	117,026,076

Note 13. Share-Based Compensation

(a)	Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical Brookfield Residential data to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

During the three months ended March 31, 2014, Brookfield Residential granted a total of 912,500 new options (2013 – 1,180,000) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the three months ended March 31, 2014 and 2013 are as follows:

	March 31
	2014	2013
Dividend yield	—	—
Volatility rate	36.98%	37.32%
Risk-free interest rate	2.20%	1.25%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the three months ended March 31, 2014 was an expense of $2.5 million (2013 - $1.8 million). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the three months ended March 31, 2014 and 2013:

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	March 31, 2014		March 31, 2013
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of period	5,720,989	$12.61	5,284,187	$9.88
Granted	912,500	21.66	1,180,000	20.99
Exercised	—	—	(95,060)	3.42
Cancelled	(96,377)	19.22	—	—

Outstanding, end of period	6,537,112	$10.75	6,369,127	$12.03

Options exercisable, end of period	2,176,056	$8.90	1,437,494	$9.63

At March 31, 2014, the aggregate intrinsic value of options currently exercisable is $47.7 million (2013 – $21.1 million) and the aggregate intrinsic value of options outstanding is $21.3 million (2013 – $78.4 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of March 31, 2014 and 2013 is as follows:

	March 31, 2014		March 31, 2013
	Shares	Weighted Average Fair Value Per Option	Shares	Weighted Average Fair Value Per Option
Unvested options outstanding, beginning of period	4,199,877	$6.13	4,320,193	$4.90
Granted	912,500	9.49	1,180,000	8.80
Vested	(693,497)	6.68	(568,560)	5.17
Cancelled	(57,826)	13.64	—	—

Unvested options outstanding, end of period	4,361,054	$6.64	4,931,633	$5.32

At March 31, 2014, there was $18.4 million (2013 – $20.1 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.9 years (2013 – 4.1 years).

The Company’s Board of Directors approved an escrowed stock plan on September 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and preferred shares were issued to Brookfield Residential for cash proceeds. On September 23, 2011, the initial proceeds were used to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b)	Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

54	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under Brookfield Residential’s DSUP and MDSUP at March 31, 2014 and December 31, 2013:

	For the Period Ended
	March 31 2014	December 31 2013
Outstanding, beginning of period	1,624,893	1,585,889
Granted	20,314	39,004
Redeemed	(5,753)	—

Outstanding, end of period	1,639,454	1,624,893

Deferred share units vested	766,425	746,210

Of the 1,620,003 (December 31, 2013 – 1,599,689) units outstanding under the DSUP, 873,029 (December 31, 2013 – 878,683) units vest over the next five years. As of March 31, 2014, there are 19,451 units (December 31, 2013 – 25,204 units) outstanding under the MDSUP which are fully vested.

The liability of $21.6 million (December 31, 2013 – $23.3 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three months ended March 31, 2014 was a recovery of $1.6 million (2013 – expense of $6.0 million) which has been included in selling, general and administrative expense.

(c)	Restricted Stock Unit Plan and Restricted Share Unit Plan

Restricted Stock Units and Restricted Share Units were granted to certain senior executives at the Company. Restricted share units are notional units that represent a right to receive common shares, purchased on the open market, on vesting equal to the fair market value of the Company’s common shares. Under both plans, units awarded vest equally over a period of three years, except those issued in lieu of a participant’s cash bonus, which will vest immediately. Holders of restricted stock units are entitled to vote and to receive associated dividends while holders of restricted share units are not entitled to vote or receive dividends until units are vested. Funds used to purchase shares on the open market are recorded in paid-in-capital and compensation expense for the restricted stock and share unit plans is charged against income over the vesting period. The total compensation cost recognized in selling, general and administrative expense relating to the Company’s restricted stock and share unit plans during the three months ended March 31, 2014 was an expense of $0.1 million (2013 – $nil).

At March 31, 2014, there was $1.2 million (March 31, 2013 – $nil) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of three years.

The following table sets out changes in and the number of units that are outstanding under both plans.

	March 31, 2014		March 31, 2013
	Shares	Weighted Average Fair Value Per Unit	Shares	Weighted Average Fair Value Per unit
Unvested units outstanding, beginning of period	—	$—	—	$—
Granted	57,500	21.75	—	—
Vested	—	—	—	—

Unvested units outstanding, end of period	57,500	$21.75	—	$—

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 14. Earnings Per Share

Basic and diluted earnings per share for the three months ended March 31, 2014 and 2013 were calculated as follows:

	Three Months Ended March 31
	2014	2013
Numerator:
Net income attributable to Brookfield Residential	$24,849	$4,276
Less: Preferred Share dividends	—	—

Net income attributable to common shareholders	$24,849	$4,276

Denominator (in 000s of shares):
Basic weighted average shares outstanding	117,031	116,316
Net effect of convertible Preferred Shares	168	178
Net effect of share options assumed to be exercised	1,074	775

Diluted weighted average shares outstanding	118,273	117,269

Basic earnings per share	$0.21	$0.04

Diluted earnings per share	$0.21	$0.04

Note 15. Commitments, Contingent Liabilities and Other

(a) The Company is one of numerous defendants in a lawsuit that has been filed in Delaware Chancery Court, alleging breaches of fiduciary duty and invalid merger and conversion relating to the Transaction. In 2012, the Court dismissed the invalid merger and conversion claim as against all defendants. Accordingly, the case has been narrowed and only the breach of fiduciary duty claim remains as against the Company. In November 2013, an agreement in principle was reached settling the matter, subject to agreement being reached on the settlement documents, notice being sent to class members and a hearing on the fairness of the settlement and Court approval. The settlement agreement was executed on January 29, 2014. Notice of the settlement has been sent to class members. The Court has scheduled a hearing on April 30, 2014 to rule on any objections to the settlement and to determine whether to approve the settlement. It is anticipated that the Company will not suffer a loss as a result of the settlement.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company has always maintained a strategy of being highly active in addressing construction defect claims through its customer service operation. Through this approach, the Company is able to connect with homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, with the objective of addressing whatever situation presents itself before any litigation is necessary. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31
	2014	2013
Balance, beginning of period	$13,134	$14,179
Payments and other adjustments made during the period	(1,290)	(1,959)
Warranties issued during the period	1,355	545
Adjustments made for pre-existing warranties	30	8

Balance, end of period	$13,229	$12,773

56	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(c) The Company has committed to future minimum payments for lease and other obligations as follows:

Years of Expiry
2014	$4,996
2015	5,544
2016	4,772
2017	4,443
2018	4,031
Thereafter	7,349

$31,135

(d) As at March 31, 2014, $2.6 million (December 31, 2013 - $2.0 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $38.6 million (December 31, 2013 - $22.1 million).

Note 16. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at March 31, 2014, amounted to $10.7 million (December 31, 2013 – $10.7 million), which have not been recognized in the condensed consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at March 31, 2014, these guarantees amounted to $266.5 million (December 31, 2013 – $256.4 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 17. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed

Brookfield Residential Properties Inc.	57

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

to be impaired during the three months ended March 31, 2014, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three months ended March 31, 2014 and 2013, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For three months ended March 31, 2014, unrealized pre-tax losses of $nil (2013 – pre-tax losses of $nil) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

As at March 31, 2014, all of the Company’s financial assets and liabilities, except for the equity swap contract and the interest rate swap contracts, are recorded at their carrying value as it approximates fair value due to their short term nature. Assets and liabilities measured at fair value on a recurring basis include $7.6 million (December 31, 2013 – $12.7 million) of financial assets based on management’s best estimates and $5.9 million (December 31, 2013 – $6.5 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

58	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	March 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$7,569	$—	$—	$12,676
Restricted cash	6,704	—	—	8,169	—	—
Cash and cash equivalents	237,581	—	—	319,735	—	—

	$244,285	$—	$7,569	$327,904	$—	$12,676

Financial liabilities
Bank indebtedness and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	5,935	—	—	6,497	—

	$—	$5,935	$—	$—	$6,497	$—

(a)	The fair value measurement for the equity swap contracts are determined using the intrinsic valuation technique. Inputs used in the calculation are the notional amount ($16.20), share price ($20.97) and the number of underlying shares (1,585,889).
(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swaps) fair value measurements:

	For the Period Ended
	March 31 2014	December 31 2013
Balance, beginning of period	$12,676	$9,014
Total gains / (losses) for the period:
Included in earnings (or changes in net assets)	(5,107)	3,662

Balance, end of period	$7,569	$12,676

Note 18. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at March 31, 2014, the Company had two interest rate swap

Brookfield Residential Properties Inc.	59

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

contracts outstanding totalling $50.0 million at an average rate of 5.08% per annum. The two contracts expire in 2016. At March 31, 2014, the fair market value of the contracts was a liability of $5.9 million (December 31, 2013 – liability of $6.5 million) and was included in accounts payable and other liabilities. Income of $nil was recognized during the three months ended March 31, 2014 (2013 – expense of $nil) and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the consolidated statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at March 31, 2014, the book value of debt exceeded its fair value of all outstanding debt by $1.5 million (December 31, 2013 – fair value of debt exceeded book value by $2.0 million). The lands to which these borrowings relate generally secure these principal amounts.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at March 31, 2014, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1.7 million (December 31, 2013 – $1.9 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, the Company entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At March 31, 2014, the fair market value of the total return swaps was an asset of $7.6 million and was included in accounts receivable and other assets (December 31, 2013 – asset of $12.7 million). Expense of $5.1 million was recognized related to the total return swaps during the three months ended March 31, 2014, (2013 – income of $5.0 million), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three months ended March 31, 2014 was expense of $0.9 million (2013 – expense of $7.8 million), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 17 for additional disclosure.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

60	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

A summary of the Company’s contractual obligations and purchase agreements as at March 31, 2014 is as follows:

	Payment Due by Period
	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100,000	$—	$—	$—	$1,100,000
Interest on notes payable	533,313	69,625	139,250	139,250	185,188
Secured VTB mortgages(2)(3)	108,428	41,750	48,420	14,855	3,403
Bank indebtedness(2)(3)	158,972	43,154	115,818	—	—
Accounts payable and other liabilities(4)	386,968	386,968	—	—	—
Operating lease obligations(5)	31,135	4,996	10,316	8,474	7,349
Purchase agreements(6)	38,607	25,084	13,523	—	—

(1)	Amounts are included on the condensed consolidated balance sheets. See Note 7 for additional information regarding notes payable.
(2)	Amounts are included on the condensed consolidated balance sheets. See Note 8 for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 8 for additional information regarding floating rate debt.
(4)	Amounts are included on the condensed consolidated balance sheets. See Note 9 for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 15 for additional information regarding purchase agreements.

Note 19. Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Corporate and other is a non-operating segment that develops and implements strategic initiatives and supports the operating divisions by centralizing key administrative functions, such as accounting, finance and treasury, information technology, compliance, risk management, litigation, marketing and human resources. Corporate also provides the necessary administrative functions to support being a publicly traded company.

The following tables summarize select information on the Company’s condensed consolidated statements of operations by reportable segments:

	Three Months Ended March 31, 2014
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$112,921	$67,952	$27,506	$—	$208,379
Direct cost of sales	(75,381)	(50,495)	(23,616)	—	(149,492)

	37,540	17,457	3,890	—	58,887
Gain on commercial assets held for sale	31,549	1,378	—	—	32,927
Equity in earnings	(117)	312	2,456	—	2,651
Expenses	(16,047)	(7,995)	(7,524)	(28,202)	(59,768)

Income/(loss) before income taxes	$52,925	$11,152	$(1,178)	$(28,202)	$34,697

Brookfield Residential Properties Inc.	61

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended March 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$105,920	$42,432	$22,670	$—	$171,022
Direct cost of sales	(65,137)	(34,619)	(20,187)	—	(119,943)

	40,783	7,813	2,483	—	51,079
Equity in earnings	(137)	2,181	(250)	—	1,794
Expenses	(15,011)	(7,416)	(5,457)	(18,021)	(45,905)

Income/(loss) before income taxes	$25,635	$2,578	$(3,224)	$(18,021)	$6,968

The following tables summarize select information on the Company’s condensed consolidated balance sheets by reportable segments:

	As at March 31, 2014
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$693,995	$384,302	$440,734	$—	$1,519,031
Land under development	192,202	294,088	140,920	—	627,210
Housing inventory	102,535	115,295	45,708	—	263,538
Model homes	14,838	22,077	6,004	—	42,919

Total land and housing inventory	1,003,570	815,762	633,366	—	2,452,698
Investments in unconsolidated entities	43,503	109,324	69,907	—	222,734
Other assets (1)	145,642	44,253	86,096	277,854	553,845

Total assets	$1,192,715	$969,339	$789,369	$277,854	$3,229,277

	As at December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$699,811	$385,860	$439,648	$—	$1,525,319
Land under development	222,139	279,179	121,350	—	622,668
Housing inventory	82,561	78,593	52,195	—	213,349
Model homes	14,266	18,079	5,561	—	37,906

Total land and housing inventory	1,018,777	761,711	618,754	—	2,399,242
Investments in unconsolidated entities	45,242	92,380	68,576	—	206,198
Commercial assets held for sale	32,582	15,151	—	—	47,733
Other assets (1)	193,649	40,652	93,137	363,150	690,588

Total assets	$1,290,250	$909,894	$780,467	$363,150	$3,343,761

(1)	Other assets presented in above tables within the operating segments note includes receivables and others assets, cash, restricted cash and deferred income tax assets.

62	Q1 2014 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 20. Related Party Transactions

Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the three months ended March 31, 2014 and 2013 were as follows:

•	During 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $33.3 million non-interest bearing promissory note. During the three months ended March 31, 2014, $3.6 million of this note was repaid. These transactions were recorded at the exchange amount.

•	During the three months ended March 31, 2013, the Company paid $17.7 million to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

Brookfield Residential Properties Inc.	63

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in eleven markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Road S.W.

Calgary, Alberta T3E 6L1

Tel: (403) 231-8900

Fax: (403) 231-8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Nicole French, Manager, Investor Relations and Communications, at (403) 231-8952 or via e-mail at nicole.french@brookfieldrp.com. Inquiries regarding financial results should be directed to either Craig Laurie, Executive Vice President and Chief Financial Officer, at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com or Thomas Lui, Corporate Controller, at (403) 231-8938 or via e-mail at thomas.lui@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CST TRUST COMPANY

By mail:	P.O. Box 700	By courier:	320 Bay Street
	Station B		B1 Level
	Montreal, Quebec, H3B 3K3		Toronto, Ontario, M5H 4A6

Tel:	(800) 387-0825; (416) 682-3860
Fax:	(888) 249-6189
E-mail:	inquiries@canstockta.com
Website:	www.canstockta.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company. Information available on or accessible through this website is not incorporated herein by reference.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

64	Q1 2014 Interim Report